Exhibit 15
TELVENT ANNOUNCES THIRD QUARTER 2006
FINANCIAL RESULTS
•	Revenues increase 29.2% to €129.2 million in the quarter, and 22.0% to €331.2 million year to date

•	Pro Forma diluted EPS increases 5.5% to €0.19 in the quarter, and 17.9% to €0.48 year to date

•	2006 Revenue and EPS guidance raised
Madrid — November 27, 2006 — Telvent GIT, S.A. (NASDAQ: TLVT), the Global RealTime IT Company, today announced unaudited financial results for the third quarter ended September 30, 2006.
Third quarter 2006 revenues totaled €129.2 million, an increase of €29.2 million or 29.2%, compared to €100.0 million for the third quarter of 2005. Year to date, revenues totaled €331.2 million, an increase of €59.8 million or 22.0%, (19.1% organic), versus €271.4 million reported for the first nine months of 2005.
Net income for third quarter 2006 was €3.9 million, an increase of €0.1 million or 2.0%, versus €3.8 million reported for the third quarter of 2005. Diluted EPS for the third quarter of 2006 were €0.13, the same as Q3 of 2005. Year to date, net income was €10.5 million, an increase of €1.6 million or 17.2%, versus €8.9 million reported for the first nine months of 2005. Diluted EPS year to date were €0.36, compared to €0.31 in the same period of 2005.
Pro forma net income for the third quarter 2006 was €5.5 million, an increase of 5.5%, versus €5.2 million for the third quarter of 2005. Pro forma diluted EPS for the third quarter 2006 were €0.19, versus €0.18 for the third quarter of 2005. Year to date, pro forma net income was €14.0 million, an increase of 17.9%, versus €11.9 million for the first nine months of 2005. Pro forma year to date diluted EPS were €0.48, versus €0.41 for the same period of 2005.
New order bookings (or new contracts signed) in the third quarter of 2006 were €188.2 million, a 66.3% increase from €113.2 million during the same period in 2005. The accumulated bookings year to date were €416.9 million, a 30.5% increase from the same period in 2005.

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Backlog (representing the portion of signed contracts for which performance is pending) as of September 30, 2006 was €493.1 million, which reflects 40.3% growth over the €351.5 million at the end of September 2005.
Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately €1.24 billion.
“The strength and momentum of our business is clearly reflected in the results for the quarter and for the first nine months of 2006. We continued to record solid incremental bookings which drove a stable backlog, and we achieved excellent revenue and EPS growth in all of our core segments.” said Manuel Sánchez Ortega, Telvent’s chairman and chief executive officer.
He added, “I am particularly pleased with the successful status of the integration and consolidation of our acquired businesses, especially Telvent Farradyne, our North American ITS Traffic business and our largest acquisition to date, which is driving recurrent revenue in the region. In addition, integration of our first acquisition in China, Beijing Blue Shield High & New Tech Co., Ltd, is progressing according to plan.
“Against this positive background, we are pleased to revise upward our 2006 guidance for organic revenue growth to a range of 15% to 18%, complemented with acquisitions, and proforma diluted EPS to a range of €0.76 to €0.79. Additionally, we expect to achieve a proforma operating margin from 7.0 percent to 7.5 percent.”
Gross margin was 21.3% in the third quarter of 2006 compared to 21.1% in the third quarter of 2005. Gross margin for the first nine months of 2006 was 22.2% compared to 21.7% in the same period last year.
Operating expenses, as a percentage of revenues, were 15.5% in the third quarter of 2006. This represented an increase of €5.4 million or 0.8 percentage points from the same period last year. Operating expenses, as a percentage of revenues, year to date were 17.0%, compared to 16.4% in the same period last year.
Income from operations, as a percentage of revenues, was 5.7% in the third quarter of 2006, compared to 6.4% in the third quarter of 2005, and year to date was 5.1% compared to 5.3% in the same period last year.
As of September 30, 2006, cash and cash equivalents were €45.7 million and total debt (including net €35.1 million credit line due to related parties) was €84.6 million, resulting in a net debt position of €39.0 million. As of December 31, 2005, net cash position was €58.1 million.
For the first nine months of 2006, cash used in operating activities net of property, plant and equipment additions, was €54.7 million. For the same period in 2005, cash used was €37.5 million. Additional cash usage of €40.7 million was invested in acquisitions.

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“Although we had negative operating cash flow for the first nine months, inflows in the fourth quarter to date have us well on track to be cash flow positive for the full year” commented Mr. Sánchez.
Segment Discussion
Energy
Revenues for the Energy segment in the third quarter of 2006 were €59.9 million, an increase of €11.3 million, or 23.1%, from €48.7 million in the third quarter of 2005. Gross margin in this segment was 21.3% in the third quarter of 2006, versus 21.6% in 2005.
In the Oil and Gas sector, Telvent successfully renewed its IT Infrastructure Services outsourcing contract with Talisman Energy Inc (“Talisman”). The renewal, which runs through December 2009, is Telvent’s fourth outsourcing contract with Talisman. Outsourcing services provided by Telvent include network services, management of distributed and micro-computerized systems, technological infrastructure management, IT assets management and Helpdesk.
In the Electricity sector, the most significant contract was with Cadafe, Venezuela’s main electricity company. Telvent will supply, install and commission an integrated operating system, including incident and grid management, for Venezuela’s national electricity distribution network. This €8.2 million contract represents Telvent’s capacity to deliver an integrated functionality of Electric Suite product.
Revenues in the Energy segment year to date were €151.1 million, an increase of €22.4 million, or 17.4%, from €128.7 million in the same period of 2005. Gross margin in this segment was 22.4% in the first nine months of 2006 versus 22.4% in 2005.
Traffic
Revenues for the Traffic segment during the third quarter 2006 were €37.2 million, an increase of €9.0 million, or 32.0%, from €28.2 million recorded in the same period of 2005. Gross margin in this segment was 15.5% in the third quarter of 2006, versus 13.8% in 2005. The most significant contract during the quarter was with the Traffic Department of the State of Virginia. Over a period of five years, Telvent will provide operation and consultancy services for the Smart Traffic Control Center in the State’s northern region. Contract value: €9.3 Million.
Revenues for the first nine months of 2006 were €93.7 million, an increase of €8.8 million, or 10.4%, from €84.8 million in the same period of 2005. Gross margin in this segment was 18.3% in the first nine months of 2006, versus 17.1% in 2005.
Transport
Revenues for the Transport segment during the third quarter 2006 were €11.0 million, an increase of €2.3 million, or 26.9%, from €8.7 million during the same period in 2005. Gross margin in this segment was 32.4% in the third quarter of 2006, versus 23.6% in the same period of 2005. The most significant contract was with Renfe Cercanías, in Spain,

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for the supply and installation of the access control system for Recoletos, Parla and Las Rozas suburban railway stations. The access control system will allow the use of both contact-free and magnetic band technology cards at these stations. The value of this contract was €1.2 million.
Revenues year to date were €27.5 million, an increase of €10.7 million, or 63.8%, from €16.8 million in the same period of 2005. Gross margin in this segment was 26.5% in the first nine months of 2006 versus 22.1% in 2005.
Environment
Revenues for the Environment segment during Q3 of 2006 were €9.9 million, an increase of €2.9 million, or 41.3%, from €7.0 million during the same period in 2005. Gross margin in this segment was 21.5% in the third quarter of 2006, versus 15.3% in the same period of 2005. The most significant contract this quarter was with Bursa Water and Sewerage Administrations General Directorate (BUSKI), to install, operate and maintain an information and communications system that will manage and ensure the quality of the city’s drinking water supply. This project in Bursa, an important agricultural and industrial city located about 100 kilometers from Istanbul, strengthens Telvent’s presence in Turkey. The value of this contract was €3.3 million.
Revenues for the first nine months of 2006 were €28.2 million, an increase of €10.4 million, or 58.4%, from €17.8 million in the same period of 2005. Gross margin in this segment was 22.8% in the first nine months of 2006, versus 22.7% in 2005.
Other
Revenues for the Other segment (Public Administration, Healthcare IT and Managed Services), during the third quarter of 2006 were €11.3 million, an increase of €3.7 million, or 49.7%, from €7.5 million in the same period in 2005. Gross margin in this segment was 29.1% in third quarter 2006, versus 47.5% in 2005. The most significant contract in this segment was with the Saint John of God Hospital Order to renovate the Hospital Management Systems at 14 hospitals in the Spanish province of Andalusia. This project represents the first complete implementation of Telvent’s TiCares solution for hospital management. The value of this contract was €2.8 million.
Year to date, revenues were €30.8 million, an increase of €7.5 million, or 32.0%, from €23.3 million in the same period of 2005. Gross margin in this segment was 28.2% in the first nine months of 2006, versus 34.2% in 2005.
Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’

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understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. A reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
Conference Call Details
Telvent Chief Financial Officer Ana Plaza, and Jose Ignacio del Barrio, Executive Vice President of Business Development and Head of Investor Relations, will conduct a conference call to discuss the third quarter 2006 results, which will be simultaneously webcast at 9:00 A.M. Eastern Time / 3:00 P.M. Madrid Time on Tuesday, November 28, 2006.
To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed. To access the replay, participants in North America should dial 800-642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 1903111.
About Telvent
Telvent (NASDAQ: TLVT), the Global RealTime IT Company, specializes in high value add solutions and services in four industry segments (Energy, Traffic, Transport and Environment). Its technology allows high performing companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivery to the enterprise.
Investor Relations Contact:
José Ignacio del Barrio
Phone : +34 902-335599
Email : jibarrio@telvent.abengoa.com
Mark Jones
Phone : +1 646 284-9414
Email: mjones@hfgcg.com

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This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on May 3, 2006, and Telvent’s Quarterly Reports on Form 6-K for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 filed May 30, 2006, August 30, 2006, and November 27, 2006, respectively.
(Tables to follow)

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Assets:
Current assets:
Cash and cash equivalents	€45,677	€80,010
Restricted cash	—	3,183
Other short-term investments	222	709
Derivative contracts	1,975	1,194
Accounts receivable (net of allowances of €2,731 as of September 30, 2006 and €2,650 as of December 31, 2005)	118,262	92,494
Unbilled revenues	147,399	77,069
Due from related parties	19,325	45,449
Inventory	22,328	11,622
Other taxes receivable	15,922	8,434
Deferred tax assets	5,175	6,043
Other current assets	4,698	1,532

Total current assets	€380,983	€327,739
Deposits and other investments	2,366	1,870
Property, plant and equipment, net of accumulated depreciation of €43,686 as of September 30, 2006 and €40,368 as of December 31, 2005	51,463	52,965
Long-term receivables and other assets	8,785	11,317
Deferred tax assets	15,208	14,446
Other intangible assets, net of accumulated amortization of €13,472 as of September 30, 2006 and €11,011 as of December 31, 2005	11,843	10,143
Goodwill	42,369	16,862

Total assets	€513,017	€435,342

Liabilities and shareholders’ equity:
Accounts payable	€173,760	€150,246
Billings in excess of costs and estimated earnings	21,199	20,417
Accrued and other liabilities	11,972	9,418
Income and other taxes payable	8,782	17,835
Deferred tax liabilities	6,206	3,082
Due to related parties	55,907	11,146
Current portion of long-term debt	1,942	8,515
Short-term debt	32,823	23,958
Short-term leasing obligations	2,688	1,948
Derivative contracts	3,135	1,440

Total current liabilities	€318,414	€248,005
Long-term debt less current portion	14,819	15,310
Long-term leasing obligations	1,519	4,035
Other long term liabilities	6,369	7,507
Deferred tax liabilities	3,554	673
Unearned income	356	211

Total liabilities	€345,031	€275,741

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	September 30,	December 31,
	2006	2005
	(Unaudited)	(Audited)
Minority interest	682	1,604

Commitments and contingencies

Shareholders’ equity:
Common stock, €3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	39,860	40,471
Deferred compensation	—	(2,044)
Accumulated other comprehensive income	279	2,883
Retained earnings	39,276	28,798

Total shareholders’ equity	€167,304	€157,997

Total liabilities and shareholders’ equity	€513,017	€435,342

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Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months		Nine Months
	Ended September 30,		Ended September 30,
	2006	2005	2006	2005
Revenues	€129,228	€100,023	€331,170	€271,372
Cost of revenues	101,751	78,940	257,773	212,368

Gross profit	€27,477	€21,083	€73,397	€59,004

General and administrative	10,410	5,893	26,825	18,122
Sales and marketing	3,659	3,231	12,335	9,518
Research and development	4,469	3,378	11,652	10,432
Depreciation and amortization	1,555	2,184	5,541	6,419

Total operating expenses	€20,093	€14,686	€56,353	€44,491

Income from operations	7,384	6,397	17,044	14,513
Financial income (expense), net	(3,710)	(879)	(4,830)	(1,803)

Total other income (expense)	€(3,710)	€(879)	€(4,830)	€(1,803)

Income before income taxes	3,674	5,518	12,214	12,710
Income tax expense (benefit)	420	1,619	2,328	3,149

Net income before minority interest	€3,254	€3,899	€9,886	€9,561

Loss/(profit) attributable to minority interests	610	(111)	592	(617)

Net income	€3,864	€3,788	€10,478	€8,944

Earnings per share
Basic and diluted net income per share	€0.13	€0.13	€0.36	€0.31

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100

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Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Nine Months Ended September 30,
	2006	2005
Cash flow from operating activities:
Net income before minority interest	€9,886	€9,561
Adjustments to reconcile net income to net cash provided by operating activities	10,183	17,157
Change in operating assets and liabilities	(68,931)	(48,320)
Change in operating assets and liabilities due to temporary joint ventures	(3,462)	(12,673)

Net cash provided by (used in) operating activities	€(52,324)	€(34,275)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	3,183	8,028
Due from related parties	27,494	22,107
Acquisition of subsidiaries, net of cash	(40,719)	(4,853)
Purchase of property, plant & equipment	(2,398)	(3,223)
Disposal/(acquisition) of investments	684	(19,605)

Net cash provided by (used in) investing activities	€(11,756)	€2,454

Cash flows from financing activities:
Proceeds from short-term debt	16,260	12,466
Repayment of short-term debt	(7,395)	(7,940)
Proceeds from long-term debt	2,244	1,829
Repayment of long-term debt	(11,084)	(14,879)
Due to related parties	30,278	12,798

Net cash provided by (used in) financing activities	€30,303	€4,274

Net decrease in cash and cash equivalents	€(33,777)	€(27,547)
Net effect of foreign exchange in cash and cash equivalents	(556)	3,887
Cash and cash equivalents at the beginning of period, excluding joint ventures	67,796	69,582
Joint venture cash and cash equivalents at the beginning of period	12,214	10,933

Cash and cash equivalents at the end of period	€45,677	€56,855

Supplemental disclosure of cash information:
Cash paid for the period:
Interest	€5,779	€3,751
Income taxes	€1,019	€1,150

Non-cash transactions:
Capital leases	€1,373	€3,754

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Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2006	2005	2006	2005
GAAP basis income before income taxes	€3,674	€5,518	€12,214	€12,710

Adjustments to Net Income
Amortization of intangibles	442	526	1,746	1,500
Stock compensation plan expenses	478	534	1,433	998
Mark to market derivatives	584	811	780	1,502

Total Adjustments	1,504	1,871	3,959	4,000

Adjusted income before income taxes	€5,178	€7,389	€16,173	€16,710

Income tax provision	(308)	(2,086)	(2,741)	(4,199)
Profit attributable to minority interests	610	(111)	592	(617)

Proforma Net Income	€5,480	€5,192	€14,024	€11,894

Earnings per share
Basic and diluted net income per share	€0.19	€0.18	€0.48	€0.41

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100	29,247,100	29,247,100